KRONOS BIO, INC.
1300 So. El Camino Real, Suite 300
San Mateo, California 94402
October 6, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Deanna Virginio
Tim Buchmiller
Sasha Parikh
Julie Sherman
Re:       Kronos Bio, Inc.
Registration Statement on Form S-1, as amended (File No. 333-248925)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kronos Bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on October 8, 2020, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Charles J. Bair and Asa M. Henin of Cooley LLP, counsel to the Company, to make such a request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP at (858) 550-6142, or in his absence, Asa M. Henin of Cooley LLP at (858) 550-6104.
Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.
[Signature page follows]

Very truly yours,

Kronos Bio, Inc.

/s/ Norbert Bischofberger
By:	Norbert Bischofberger, Ph.D.
Title:	President and Chief Executive Officer
[Signature Page to Acceleration Request]